Exhibit 99.1

Contact:
Uri Birenberg
CFO
(972) 77-774-5060
urib@radcom.com

FOR IMMEDIATE RELEASE

RADCOM REPORTS STRONG RESULTS FOR Q3 2014:  EXCELLENT
RECEPTION OF MAVERIQ CEM SOLUTION GROWS REVENUES 26%
TO $6M WITH RECORD NET INCOME, $0.11 EPS (NON-GAAP)

- 4th Straight Profitable Quarter; Record Net Income & Net Margin;
RADCOM Positioned For Further Growth in Q4 and 2015 -

TEL-AVIV, Israel – October 29, 2014-- RADCOM Ltd. (NASDAQ: RDCM), a leading provider of customer experience management (CEM) solutions, today reported its financial results for the third quarter and nine months ended September 30, 2014.

In $ thousands	Q3 2014	Q3 2013	Q1-Q3 2014	Q1-Q3 2013
Revenues	$6,007	$4,758	$16,448	$14,775
Gross margin	66.0%	50.4%	69.2%	61.6%
Net profit (loss) (GAAP)	$776	$(1,148)	$1,093	$(1,537)
Net profit (loss) (non-GAAP)	$872	$(1,017)	$1,480	$(1,108)
Cash & equivalents (at end of period)	$4,509	$1,393	$4,509	$1,393
Collections	$4,820	$3,477	$17,761	$11,572

Financial Results

Third Quarter: RADCOM’s revenues for the third quarter totaled $6.0 million, up 26% compared with Q3 2013 and 21% compared with Q2 2014. Gross margin for the quarter increased to 66.0% from 50.4% in Q3 2013. The significant rise in gross margin reflected the Company’s continued transition to a software-driven business model together with the sales of MaveriQ, its NFV-ready software-based solution, countered partially by the lower margins of some older projects not yet completed.

Net income for the quarter totaled $776,000, or $0.10 per basic ordinary share ($0.09 per diluted ordinary share) compared with a net loss of $(1,148,000), or $(0.15) per ordinary share (basic and diluted), for the third quarter of 2013. This is more than triple the $207,000 net profit reported in Q2 2014, representing a record net margin of 12.9%.

On a non-GAAP basis, net income totaled $872,000, or $0.11 (basic) and $.010 (diluted) per ordinary share, compared with a net loss of $(1,017,000), or $(0.13) per ordinary share (basic and diluted), for the third quarter of 2013. This represented a record non-GAAP net margin of 14.5%.

Collections during the period totaled $4.8 million, raising the Company’s cash balance to $4.5 million at the end of the quarter, up 17% compared with the second quarter and 280% compared with the end of 2013.

First Nine Months of 2014: For the first nine months of 2014, RADCOM’s revenues increased by 11% to $16.4 million from $14.8 million in the first nine months of 2013. Gross margin for the period increased to 69.2% from 61.6% in the prior-year period, reflecting the Company’s ongoing transition to a software company, as mentioned above.

Net income for the first nine months totaled $1.1 million, or $0.14 (basic) and $0.13 (diluted) per ordinary share, compared with the net loss of $(1.5) million, or $(0.22) per ordinary share (basic and diluted), recorded in the first nine months of 2013. On a non-GAAP basis, net income for the period totaled $1.5 million, or $0.18 (basic) and $0.17 (diluted) per ordinary share, compared with the non-GAAP net loss of $(1,100,000), or $(0.16) per ordinary share (basic and diluted) reported in the first nine months of 2013.

Comments of Management
“We are very pleased to report another strong quarter that is moving RADCOM to new levels of revenues, profits and margins,” commented Mr. David Ripstein, RADCOM’s President and CEO. “With revenues above $6 million and growing sales of software-based products, our gross margin continues to climb towards our long-term target of above 75%. This has enabled us to deliver our fourth straight profitable quarter and third straight quarter of positive cash flow, achieving an all-time record for our operating and net profit with a 14.5% net margin (non-GAAP). And we believe the best is still ahead.”

Mr. Ripstein continued, “These outstanding results derive from the market’s exceedingly strong reception of MaverIQ, our unique software-based CEM solution, whose superior ‘anti-churn’ capabilities are being recognized by Tier I & Tier II 4G/LTE/Data service providers throughout the world. This capability has given us entry into more and larger tenders than ever before, and we are enjoying a strong win rate. We feel well positioned to grow in step with the LTE build-out, a trend we believe has the power to continue driving our results throughout 2015.”

Earnings Conference Call

RADCOM's management will hold an interactive conference call today at 9:00 AM Eastern Time (15:00 Israel Time) to discuss the results and to answer participants' questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): + 1-888-668-9141

From other locations: +972-3-918-0609

For those unable to listen to the call at the time, a replay will be available from October 30th on RADCOM's website.

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About RADCOM
RADCOM provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier- grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.radcom.com

Non-GAAP Information
Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader's overall understanding of our financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, our non-GAAP results provide information to both management and investors that is useful in assessing our core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods.  The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “'believe”, "may", "might", "predict", "potential", "anticipate", "plan" or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM LTD. Consolidated Statements of Operations

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales	$6,007	$4,758	$16,448		$14,775
Cost of sales	2,044	2,361	5,069		5,678
Gross profit	3,963	2,397	11,379		9,097

Research and development, gross	1,397	1,264	4,483		4,135
Less - royalty-bearing participation	719	271	1,306		940
Research and development, net	678	993	3,177		3,195
Sales and marketing	1,650	1,920	5,371		5,710
General and administrative	550	547	1,686		1,525
Total operating expenses	2,878	3,460	10,234		10,430

Operating income (loss)	1,085	(1,063)	1,145		(1,333)
Financing expenses, net	(309)	(85)	(52)		(204)
Income (loss) before taxes	776	(1,148)	1,093		(1,537)
Taxes	-	-	-		-
Net Income (loss)	$776	$(1,148)	$1,093		$(1,537)

Basic net income (loss) per ordinary share	$0.10	$(0.15)	$0.14	$	(0.22)
Diluted net income (loss) per ordinary share	$0.09	$(0.15)	$0.13	$	(0.22)

Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share	8,073,268	7,814,034	8,021,425		7,138,946

Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share	8,515,158	7,814,034	8,493,472		7,138,946

RADCOM LTD.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(1000's of U.S. dollars, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP net income (loss)	$776	$(1,148)	$1,093	$(1,537)
Stock-based compensation (1)	96	131	387	429
Non-GAAP net income (loss)	$872	$(1,017)	$1,480	$(1,108)
Non-GAAP net income (loss) per share (basic)	$0.11	$(0.13)	$0.18	$(0.16)
Non-GAAP net income (loss) per share (diluted)	$0.10	$(0.13)	$0.17	$(0.16)

Number of shares used in computing Non-GAAP earnings (loss) per share (basic)	8,073,268	7,814,034	8,021,425	7,138,946

Number of shares used in computing Non-GAAP earnings (loss) per share (diluted)	8,515,158	7,814,034	8,493,472	7,138,946

(1) Stock-based compensation:
Cost of sales	2	1	11	7
Research and development	34	20	135	107
Selling and marketing	29	14	133	75
General and administrative	31	96	108	240
	96	131	387	429

RADCOM Ltd. Consolidated Balance Sheets (1000's of U.S. dollars)

	As of	As of
	September 30, 2014	December 31, 2013
	(unaudited)	(audited)
Current assets
Cash and cash equivalents	4,509	1,185
Restricted cash	-	1,505
Trade receivables, net	5,430	5,723
Inventories	3,340	4,352
Other receivables	2,824	3,092
Total current assets	16,103	15,857

Severance pay fund	3,306	3,535

Property and equipment, net	212	253

Total Assets	19,621	19,645

Liabilities and shareholders' equity
Current liabilities
Short term bank credit	-	629
Trade payables	1,184	2,257
Deferred revenue and advances from customers	1,050	1,305
Employees and payroll accruals	1,949	2,109
Other payables and accrued expenses	1,773	1,795
Total current liabilities	5,956	8,095
Long-term liabilities
Deferred revenue	515	107
Accrued severance pay	3,712	3,944
Total long-term liabilities	4,227	4,051

Total liabilities	10,183	12,146

Shareholders' equity
Share capital	345	335
Additional paid-in capital	66,728	65,791
Accumulated other comprehensive loss	(906)	(805)
Accumulated deficit	(56,729)	(57,822)
Total shareholders' equity	9,438	7,499

Total liabilities and shareholders' equity	19,621	19,645